February 14, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-0405

Attention:	Justin Dobbie
c/o: Sonia Bednarowski

RE:	Sino-Global Shipping America, Ltd.
Registration Statement on Form S-3
Filed: December 15, 2017
File No.: 333-222098

Ladies and Gentlemen:

Sino-Global Shipping America, Ltd. (the “Company”) hereby requests that the above-captioned registration statement (the “Registration Statement”) be declared effective at 4:00 P.M., Eastern Time on Friday, February 16, 2018, or as soon thereafter as may be practicable.

We acknowledge that a declaration by the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, that the Registration Statement is effective does not foreclose the Commission from taking any action with respect to the Registration Statement. We further acknowledge that such a declaration of effectiveness does not relieve the Company from our full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement. We understand that we may not assert staff comments to the Registration Statement or the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at caolei@sino-global.com, Zhikang Huang, our Chief Operating Officer, michael@sino-global.com or Elizabeth F. Chen of Pryor Cashman LLP, outside counsel to the Company, at echen@pryorcashman.com (Tel: 212-326-0199).

Very truly yours,

/s/ Lei Cao
Lei Cao Chairman & CEO

cc:	Zhikang Huang, COO
Elizabeth Fei Chen, Esq.